Exhibit 99.1

LATAM LOGISTIC PROPERTIES, S.A.

Subject: GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2024 AND RESTATEMENT OF 2022 FINANCIAL STATEMENTS

Date: April 25, 2024

In accordance with the previously published second call notice in the designated media, as stipulated in the Company’s bylaws, the virtual shareholder meeting of LATAM LOGISTIC PROPERTIES, S.A. (the “Company”) was held on April 25, 2024, at 9:00 am Panama time and 9:00 am Colombia time. The meeting was held through videoconference using the Microsoft Teams platform. Alejandro Vargas Yong convened the meeting on behalf of NASSAR ABOGADOS COSTA RICA, S.A., Corporate Secretary of the Company. The meeting was conducted in compliance with all necessary processes and all required authorizations.

100% of the Company’s shares were represented.

In compliance with the provisions of Article Five of the Bylaws, during the Assembly the following decisions were adopted:

FIRST The quorum was verified, and it was confirmed that 100% of the share capital of the Company was duly represented under the shareholders’ register book and the shareholding information held by the Central Depository of Securities of Colombia. Logistic Properties of the Americas being the owner of all the social capital of the Company, represented by Esteban Saldarriaga.

SECOND: The President and Secretary of the meeting were appointed.

Annette Fernández was appointed Ad Hoc President, and Paul Smith was appointed Ad Hoc Secretary of the meeting.

THIRD: The meeting agenda included in the Assembly call was approved.

FOURTH After the report and presentation by the Meeting President, the financial statements for the year 2023, previously shared with all shareholders, were approved. Annette Fernández, as Ad Hoc President of the Assembly, presented the company’s financial statements and other results for the year ended December 31, 2023.

The Assembly moved to duly approve financial statements for 2023 by 100% of the Company’s capital shares.

FIFTH: The restatement of the financial statements for the year 2022 was approved. Annette Fernández, as Ad Hoc President, noted that the financial statements for the year 2022 were revised due to the work to comply with the audit carried out under the standards of the Public Company Accounting Oversight Board (“PCAOB”).

Esteban Saldarriaga inquired about the restatement. Annette Fernández, as Ad Hoc President of the Assembly, indicated that the Company’s Auditors, financial consultants, Audit Committee, and Board of Directors reviewed this information.

The Assembly moved to duly approve the restatement of the financial statements for the year 2022 by 100% of the company’s shares.

SIXTH: Annette Fernández, Ad Hoc President of the Assembly, stated that, according to the Company’s growth plans, no dividends would be declared for 2023.

The Assembly moved to approve the dividend policy plan by 100% of the Company’s shares.

SEVENTH: The Secretary of the Assembly read the minutes, which all attendees approved.

In compliance with the provisions of the Fifth point mentioned above, and by the indication in numeral 4.2.1 of Article 5.2.4.3.1 of Decree 2555 of 2010, it is clarified that, as a result of the comprehensive review of the Company’s financial statements for the registration of its parent company before the Securities and Exchange Commission, the Company’s auditors identified certain adjustments related to the failure to comply with the debt coverage indicator of two of the debt agreements in place as of December 31, 2022. Although the Company obtained the corresponding waivers, the PCAOB accounting standards applicable to the Company require the acceleration of long-term debt to short-term debt when the waiver is not received before the default date. Therefore, the comparative financial statements included in the 2023 financial statements for 2022 were duly corrected and restated, amending the identified deficiencies. The details thereof were discussed at the Assembly described in this communication.

These matters were identified and discussed with the Company’s external auditor, who has audited the updated financial statements. The updated financial statements will be published to the market through the mechanism provided for this purpose by the Financial Superintendency of Colombia (Superintendencia Financiera de Colombia). Said financial statements include a note explaining the 2022 financial statement restatement.